SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            EMPLOYEE SOLUTIONS, INC.
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             (Exact name of registrant as specified in its charter)

               Arizona                                      86-0676898
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(State of incorporation or organization)                 (I.R.S. Employer
                                                        Identification No.)
       6225 North 24th Street
            Phoenix, AZ                                       85016
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(Address of principal executive offices)                    (Zip Code)


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[ ]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[X]

Securities  Act  registration  statement file number to which this form relates:
____ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                     Name of each exchange
to be so registered                     on which each class
-------------------                     is to be registered
                                        ---------------------

none                                    n/a

Securities to be registered pursuant to Section 12(g) of the Act:


   Rights to Purchase Shares of Series A Junior Participating Preferred Stock
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.           Description of Securities to be Registered.
                  -------------------------------------------

         On February 4, 1998, the Board of Directors of Employee Solutions, Inc. (the "Corporation") declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, without par value (the "Common Shares"), of the Corporation. The dividend is payable to the stockholders of record on February 20, 1998 (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-thousandth of a share of Series A Junior Participating Preferred Stock, without par value (the "Preferred Shares"), of the Corporation at a price of $40.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and American Securities Transfer & Trust, Inc., as Rights Agent (the "Rights Agent"), dated as of February 4, 1998.

         Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) the date of a public announcement that, without the prior consent of a majority of the members of the Board of Directors, a person or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined), or (ii) 10 days (or such later date as the Board may determine) following the commencement or announcement of an intention to make a tender or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause
(i) above is an "Acquiring Person." The date that a person or group announces publicly that it has become an Acquiring Person is the "Shares Acquisition Date."

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 19, 2008, unless earlier redeemed by the Corporation as described below.

         In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of the members of the Board of Directors determines to be adequate and in the best interests of the Corporation and its stockholders, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise the number of units of one one-thousandth of a Preferred Share (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

         In the event that, at any time following the Shares  Acquisition  Date,
(i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any Affiliate or Associate thereof, or any other person in which such Acquiring Person, Affiliate or Associate has an interest, or any person acting on behalf of or in concert with such Acquiring Person, Affiliate or Associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

         The Purchase Price payable, and the number of Preferred Shares, Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the Purchase Price payable are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share; thereafter, and after the holders of the Common Shares receive a liquidation payment of $1.00 per share, the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of 1,000 to 1 (as adjusted) for each Preferred Share and Capital Share so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to six full quarterly dividends or more, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one one-thousandth or integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the Common Shares, the Board of Directors of the Company may exchange the Rights (other than the Rights owned by the Acquiring Person or its Associates and Affiliates, which shall have become void) at an exchange ratio of one Common Share per Right (subject to adjustment).

         At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights the Corporation may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price") which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Shares Acquisition Date, the Corporation may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving an Acquiring Person or Transaction Person or any Affiliates or Associates thereof. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         All of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Corporation, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

         As of October 2, 1997, there were 31,648,121 Common Shares issued and outstanding. Each outstanding Common Share on the Record Date will receive one Right. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached rights. 1,000,000 Preferred Shares have been reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation without conditioning the offer on (i) the Rights being redeemed,
(ii) a substantial number of Rights being acquired or (iii) that the offer will be deemed a "Permitted Offer" under the Rights Agreement. However, the Rights should not interfere with any merger or other business combination in connection with a Permitted Offer or that is approved by the Corporation because the Rights are redeemable under certain circumstances.

         Attached hereto as Exhibit 1 and incorporated herein by reference are a copy of the Rights Agreement, dated as of February 4, 1998, between the Corporation and American Securities Transfer & Trust, Inc., as Rights Agent, specifying the terms of the Rights, and the exhibits thereto, as follows:
Exhibit A - the Certificate of Designation; Exhibit B -- the Form of Rights Certificate; and Exhibit C -- the Summary of Rights to Purchase Common Shares. The foregoing description of the Rights is qualified by reference to the Rights Agreement and the exhibits thereto.

Item 2.           Exhibits.
                  ---------

                  1. Rights Agreement, dated as of February 4, 1998, between Employee Solutions, Inc. and American Securities Transfer & Trust, Inc., as Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designation of Junior Participating Preferred Stock, Series A, of Employee Solutions, Inc., as Exhibit B thereto, the Form of Rights Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

                  2. Press Release, dated February 9, 1998, announcing the adoption of the Rights Agreement.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             EMPLOYEE SOLUTIONS, INC.

                                             By:      /s/ Paul M. Gales
                                                      --------------------------
                                             Name:    Paul M. Gales
                                             Title:   Senior Vice President and
                                                      General Counsel

Date: February 18, 1998

                                  EXHIBIT INDEX
                                  -------------


     Exhibit                       Description                              Page
     -------                       -----------                              ----

         1        Rights  Agreement,  dated  as  of  February  4,  1998,      9
                  between   Employee   Solutions,   Inc.   and  American
                  Securities  Transfer & Trust,  Inc.,  as Rights Agent,
                  which includes,  as Exhibit A thereto, the Certificate
                  of  Designation  of  Junior  Participating   Preferred
                  Stock, Series A, of Employee Solutions, Inc., as Exhibit B thereto, the Form of Rights Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

         2        Press Release,  dated February 9, 1998, announcing the     68
                  adoption of the Rights Agreement.